RULE 424(b)(3) PROSPECTUS

REGISTRATION NO. 333-61612

SUPPLEMENT TO PROSPECTUS

DATED JUNE 4, 2001

378,325 SHARES

PERFORMANCE FOOD GROUP COMPANY

Common Stock

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This is a prospectus supplement for the issuance of 378,325 shares of the Company's common stock as partial consideration for the Company's acquisition of Middendorf Meat Company ("MMC") and OJM, Inc. ("OJM") pursuant to a Merger Agreement dated June 28, 2002, by and among the Company, MMC Acquisition, Inc., MMC, OJM, and all the stockholders of MMC and OJM.

The shares of common stock issued in connection with the Merger Agreement were registered in the names of Orville J. Middendorf, Richard Naber and Stephen Weissler (collectively, the "Former Shareholders"). The Former Shareholders may offer and sell the common stock from time to time and as described under the caption "Outstanding Securities Covered By This Prospectus" in the prospectus.

The date of this supplement is July 17, 2002.